AFYA LIMITED ANNOUNCES DIVIDEND DISTRIBUTION OF R$307.4 MILLION

Belo Horizonte, Brazil, March 12, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) ("Afya" or the "Company"), the leading medical education group and medical practice solutions provider in Brazil, announced that its board of directors (the “Board”) approved its second distribution of a cash dividend.

On March 12, 2026, the Company’s Board of Directors approved dividend distribution in the amount of R$307.4 million, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2025. The payment will be made at the exchange rate (PTAX) to be published by the Brazilian Central Bank on March 13, 2026.

“This dividend declaration reflects our disciplined approach to capital allocation and the strength of our capital structure,” said Luis Blanco, Afya’s CFO. “We also continue to execute our share repurchase program, with approximately 60% of the current authorized buyback program remaining available for execution until December 2026. Combined with dividends, we expect to distribute 50% of the Company’s consolidated net income for the year ended 2025, reinforcing our commitment to shareholder returns. We remain confident in our long-term growth and value creation strategy and maintaining our growth guidance".

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited